BestNet Communications Corporation
                          5075 Cascade Road SE, Suite A
                             Grand Rapids, MI 49546



September 12, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Larry Spirgel



RE:  BestNet Communications Corp. (the "Company")
     Form 10-KSB for the year ended August 31, 2004


     1. Refer to your Comment 1. Please disclose why you consider that your
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revenue recognition and carrying value of Softalk License Agreement accounting
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policies are critical accounting policies. Since you reduced the carrying value
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of the license to zero it would appear that your disclosure is not meaningful
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thereafter.
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     We deem that the carrying value of the Softalk License Agreement was material for this 10-KSB filing. We concluded that the value of the Softalk License, which has historically been shown as an intangible asset on our balance sheet, had been reduced to zero because of our history of losses doing business with the licensed technology and the low probability of achieving positive cash flow in that business within a reasonable period of time. This intangible asset was significant to our estimates during the fiscal year ended August 31, 2004 as well as material in our reporting of our Loss on Impairment. We will remove the carrying value of the Softalk License Agreement as a critical accounting policy with our next 10-KSB filing.

     2. Refer to your Comment number 2. Please request your auditors to revise
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their report for the following: "to make reference to the Standards of the
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Public Company Accounting Oversight Board in Accordance with auditing standard
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no. 1 of the PCAOB."
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     BestNet Communications Corp. will file an amended Form 10-KSB, as amended for an updated auditors report containing a statement referencing the Standards of the Public Company Accounting Oversight Board in Accordance with auditing standard no. 1 of the PCAOB.

     Furthermore, the Company acknowledges the following:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

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     o    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

     o We acknowledge that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of our filing, or in response to your comments on our filing.

     Please direct any inquiries regarding this request to Michael A. Kramarz, the Company's Chief Financial at (616)-977-9933.

                                            Very truly yours,


                                            By:  /s/  Michael A. Kramarz
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                                                      Michael A. Kramarz
                                                      Chief Financial Officer